Exhibit 99.1

INVESTOR GROUP NOMINATES NINE HIGHLY QUALIFIED INDEPENDENT CANDIDATES FOR ELECTION TO THE BIG LOTS, INC. BOARD OF DIRECTORS

Issues Open Letter to Shareholders Detailing Concerns

Believes:

•	Prolonged Stock Price and Operating Underperformance Necessitates Board Change

•	Board Has Rejected A Credible Offer to Monetize $1 Billion of Suppressed Real Estate Assets

•	Board’s Poor Capital Allocation Has Caused Earnings to Deteriorate

•	Board Lacks Relevant Off-Price and Retail Skill Sets

•	Nominees Can Bring Much Needed Retail, Strategic and Turnaround Expertise to the Board to Maximize Shareholder Value

NEW YORK, March 6, 2020 /PRNewswire/ - Macellum Advisors GP, LLC (together with its affiliates, “Macellum”) and Ancora Advisors, LLC (together with its affiliates, “Ancora” and, together with Macellum, the “Investor Group”), who own in the aggregate approximately 11.0% of the outstanding shares of Big Lots, Inc. (the “Big Lots”)(NYSE:BIG), today issued an open letter to shareholders and announced that they have nominated nine highly qualified candidates for election to the Board of Directors of the Company (the “Board”) at Big Lot’s 2020 Annual Meeting of Shareholders: Theresa R. Backes, Suzanne Biszantz, Andrew C. Clarke, Lynne Coté, Jonathan Duskin, Steven S. Fishman, Aaron Goldstein, Jeremy I. Liebowitz and Cynthia S. Murray.

The Investor Group believes that Big Lots has the potential to be a best in class retailer, given that it operates in one of the most coveted segments of the retail industry, but believes the Company has been hampered by a Board that lacks relevant skill sets, has pursued a poor capital allocation strategy, and rejected credible offers to monetize Big Lot’s real estate assets. The Investor Group believes a refreshed Board can bring fresh perspectives and talent to explore strategies that can maximize and return shareholder value.

The Investor Group believes that using the proceeds from monetizing real estate to undertake a sizable share repurchase of the Company’s outstanding stock could earn over $6 per share for shareholders and give Big Lots a debt free balance sheet.  Further improvement in operating performance should result in earnings per share that are materially higher than $6.

The full text of the letter can be found in the following link:

March 6, 2020

Dear Fellow Shareholders,

Macellum Advisors GP, LLC (together with its affiliates, “Macellum”) and Ancora Advisors, LLC (together with its affiliates, “Ancora” and, together with Macellum, the “Investor Group”), beneficially own, in the aggregate, 4,315,455 common shares of Big Lots, Inc. (“Big Lots” or the “Company”), constituting approximately 11.0% of the outstanding stock. The Investor Group has nominated nine highly qualified candidates for election to the Board of Directors of the Company (the “Board”) at the 2020 Annual Meeting of Shareholders (the “Annual Meeting”). Our nominees are Theresa R. Backes, Suzanne Biszantz, Andrew C. Clarke, Lynne Coté, Jonathan Duskin, Steven S. Fishman, Aaron Goldstein, Jeremy I. Liebowitz and Cynthia S. Murray (collectively, the “Nominees”). The Investor Group believes that the Board must undergo a significant refreshment to address the Company’s prolonged stock price and operating underperformance, which the Investor Group believes has been largely driven by the Board’s poor operational oversight, ineffective capital allocation strategy and failure to optimize the Company’s balance sheet, including by monetizing the Company’s real estate.

The Investor Group believes the opportunity for the Company to monetize its real estate assets represents an extraordinary opportunity brought about by market dynamics that are not likely to remain in place for long. The market value of Big Lots’ real estate (particularly its distribution centers) has generally been unknown to shareholders until now. Recently, however, the Investor Group learned that the Company had received a credible offer from a nationally recognized private equity firm to enter into a sales leaseback transaction for certain of the Company’s real estate, valued at over $1 billion. At that value, Macellum and Ancora believe that monetizing the Company’s owned real estate could generate pro forma earnings per share (“EPS”) of over $6.00 per share. The net proceeds of this type of transaction would be worth significantly more than the current market cap of the Company of $648 million, as of March 5, 2020, making the rejection of such offer very troubling to the Investor Group.

With EPS at nearly 2x the level management just guided to for fiscal 2021, combined with a refreshed Board focused on improved governance and the addition of more relevant retail and turnaround experience, the Investor Group believes that the Board can oversee a renewed strategy for growth that can improve the Company’s valuation and drive shareholder returns 3-4x higher than the current share price.

Why Change is Needed

Stock Price Underperformance

Big Lots stock has significantly underperformed the Company’s closest retail peers along with the broader stock market across multiple time horizons based on a variety of metrics. Big Lots stock price has declined approximately 75% from its 2018 peak and as a result has been awarded the second lowest valuation in a retail peer group that includes the Company’s proxy peers as well as off-price and discount count retailers that we believe the Company is most closely compared to.

The Investor Group is alarmed by the Company’s sustained history of poor stock performance. As shown below, the stock has underperformed its proxy peer group and off-price peers over all time frames across a 1, 3, and 5 year period.

Share Price Performance (Total Shareholder Return Including Dividends)

Source: Bloomberg LP. Macellum believes Off-Price Discount Peers (“Macellum Peer Group”) are the most relevant peers to compare to Big Lots. Proxy Peer Group includes: ANF, AAP, AEO, ASNA, BBBY, BURL, DKS, DBI, EXPR, FL, LB, RH, ROST, TSCO, URBN, and WSM. Performance as of 2/28/2020. * 5YR as of 7/15/2015, the Company’s IPO.

Deteriorating Operating Performance

The Company’s decline in earnings is equally concerning, as both operating income and margins have decline materially.

Declining Annual Adjusted Operating Income and Margins

Source: Company reports; Bloomberg LP and Company guidance. EBT = earnings before income taxes

Further, Big Lots margins are substantially below industry peers.

Adjusted Operating Income Margins Compared to Peer Average.

Source: Company reports; Bloomberg LP and Macellum estimates. Macellum peer group includes: BURL, DG, DLTR, ROST, TJX and OLLI.

At the same time, the Company has increased every expense item below the gross profit line.

Annual Operating Expense Growth.

Source: Company reports; Bloomberg LP and Macellum estimates.

We Believe the Board’s Poor Capital Allocation Strategy Has Caused the Company’s Deteriorating Earnings

The Investor Group, along with its Nominees, have diagnosed a number of the causes that have contributed to the Company’s underperformance and believe these issues have been self-inflicted by the Board. In particular, beginning in 2016, the Board begin heavily investing in the Company and embarked upon a material investment cycle, where annual capital expenditures increased from $90 million to $265 million this year. Despite this significant investment, there have been no disclosed improvements in earnings, operating performance, or return on invested capital (“ROIC”) to date. In fact, we have seen the exact opposite. Since 2010, operating margins have contracted from 7.2% to 3.2%, based on 2020 guidance, and SG&A has deleveraged by 310 bps, based on 2020 guidance. More recently, operating income has fallen 40% from $292 million in 2017 to $175 million, based on 2020 guidance, the balance sheet has deteriorated with debt increasing from $40 million in 2016 to $279 million as of Q4 2019, and ROIC has been more than halved since 2017.

The Board, it would appear, has failed to understand the implications of this significant investment cycle. Despite experiencing slight gross margin dollar growth and a relatively flat top-line, operating income has declined 40% since 2017, based on 2020 guidance, as deleverage has occurred on expenses, occupancy, depreciation and interest expense. As a result, the Board has overseen a collapse in the share price and the wholesale destruction of shareholder value.

Further, value has been destroyed through the Board’s ill-timed capital allocation decisions to repurchase $1 billion of stock since 2014 at an average price of $46 a share and an average annual weighted PE valuation of 16x, when the closing price as of March 5, 2020 was just $16.61 (currently valued at 4.5x PE on LTM earnings). The Investor Group is not opposed to share repurchases and believes they are an important component of value creation. Where we are critical, however, is that these repurchases were executed in front of deteriorating operating trends as well as repurchased at high valuations. It speaks to, what we believe is, fundamentally flawed judgment brought about by the Board’s lack of understanding of the retail industry and the Company they were entrusted to oversee.

We Believe the Board Has Overseen a Series of Failed Strategic Initiatives that Have Further Destroyed Shareholder Value

The following are just a few of the strategic mistakes we believe were undertaken and poorly executed upon by the Board:

•	Move Away From Closeout and Off-price Retail

o	In the last 10 years, we have witnessed tremendous growth in the off-price sector. The U.S. consumer is indicating a strong preference to shop this way. TJX, ROST, BURL, OLLI and others have had tremendous success. Almost every department store in the country is racing to open off-price concepts. Yet over this time, Big Lots, historically synonymous with extreme value in “Big Lots”, moved in the opposite direction. While the Company won’t specifically disclose the amounts, we believe close-out purchases have fallen from 40-50% of the assortment to less than 10% today. We view this disastrous decision to move away from the off-price sector, as a direct result of the Board’s lack of appropriate experience and lack of knowledge regarding the retail landscape.

Same-Store Sales – Off-Price Retail

Source: Company reports; Bloomberg LP and Macellum Estimates. Macellum Peer group includes: BURL, DG, DLTR, ROST, TJX and OLLI. Dollar General and Ollie’s Bargain Outlet 2019 same-store sales are currently estimates.

•	Operation North Star

o	The Company, over the last 2 years, has embarked on what it has coined, “Operation North Star”, a purported multi-pronged business transformation initiative which was intended to drive top-line growth and reduce expenses by $100 million over a 3- year period. Yet we see no evidence of the benefits. In fact, top-line growth has stagnated and costs have continued to increase and deleverage.

•	Moving Away from Store of the Future

o	After undergoing a series of costly remodels, the Company now has a new set of initiatives to implement in stores that they claim are more accretive than the prior remodeling efforts. On the one hand we are pleased that new CFO, Jonathan Ramsden, is bringing greater financial rigor to evaluate capital expenditures. However, on the other hand, and far more troubling is, why the Board was unable to realize that previous capital allocation initiatives were not accretive.

•	New Stores Do Not Appear to Generate an Adequate Return

o   Over the past 3 years, the Company has closed 138 existing stores and opened 110 new stores. We have not seen evidence that the Company’s strategy of opening new stores while closing existing stores (i.e. no net new store growth) has been beneficial. We are skeptical that moving into higher rent locations while closing profitable stores has been an accretive strategy.

We Believe the Board has Failed to Optimize the Company’s Balance Sheet

We believe the Company owns more than $1 billion of suppressed real estate assets. Most of this value lies within Big Lots distribution center assets (“Industrial”). As a note, the value of the Retail real estate could be conservative considering much of the owned store locations are in California.

Real Estate Market Value of Over 1 Billion Dollars

Source: Company reports; Columbus Business Journal and Macellum Estimates.

As noted above, we are aware that the Board rejected a credible offer to undertake a sales leaseback opportunity over the past twelve months. Given the Board’s history of poor capital allocation, perhaps shareholders are fortunate the Board has not availed themselves of this opportunity and squandered the proceeds. The most recent example of the Board’s continued poor capital allocation decision making was demonstrated in November 2019 after the sale of the Company’s Rancho Cucamonga distribution center when the Company chose to use a portion of the proceeds to double down on its owned real estate strategy by purchasing a new corporate office, despite the fact the Company still owns their previous corporate offices that sit unoccupied today. We believe these poor Board decisions, coupled with the failure to understand that many investors are not ascribing sufficient value to the Company’s real estate, is evidence of a Board that is out of touch and not operating effectively for shareholders. However, with fresh perspective on the Board and a viable strategy, we believe the monetization of this suppressed asset could be used to create an enormous amount of shareholder value.

Worst in Class Valuation

•	Investors’ confidence in the Company’s performance and strategy has NEVER been lower as evidenced by Big Lots having one of the lowest valuations in the industry and the lowest valuation in the Company’s history.

FY20 EV/EBITDA Ratio based on Consensus Estimates

Source: Company reports; Bloomberg LP and Macellum Estimates. Peer Group includes proxy peer group and relevant competitors. Priced on 2/28/20

•	We believe the lack of investor confidence also stems from the Board’s inability to help develop and approve a realistic strategic plan. In March of 2018 the Board approved guidance for annual earnings of $4.85 for 2018. The Board has now approved a plan to and is guiding investors to expect the Company to earn $3.30 in 2020. The result is a significant decline in the PE multiple the Company’s shares trade for.

Annual Company Guidance

Source: Company reports; Bloomberg LP and Macellum Estimates. * Forward 12 month P/E Ratio based on Bloomberg consensus estimates.

We Question Whether the Board Is Aligned with Shareholders

In 2018, the Board approved an incentive compensation plan that called for a 6% decline in EBIT for executives to achieve a target bonus. We doubt any shareholder would be in favor of a plan to incentivize their executives to drive income lower, especially in the face of a significant increase in capital expenditures. Further, we are disheartened to see that only one independent director made an open market stock purchase in over 10 years, leading us to conclude that the Board had very little confidence in the plans they helped create.

In our view, no further evidence is needed that the Board is not aligned with their shareholders than the cancellation of the Company’s investor day which was scheduled to be held March 9, 2020. After the Board oversaw a strategy for many years that fruitlessly deployed capital expenditures, deteriorated the balance sheet and drove cash flow lower, shareholders were poised to hear a comprehensive road map to understand the benefits of this strategy. Yet, the Board’s decision to allow this meeting to be canceled speaks volumes about their inability to oversee the development of a comprehensive plan to create shareholder value. We do not think that a difficult quarter should be enough to throw their long-term plans into jeopardy. In our minds, canceling the investor day is tantamount to the Company throwing its hands up in despair.

We Believe the Board Lacks Relevant Experience

We do not believe the Board has the right skill set and relevant experience to oversee a winning strategy. We believe the Board lacks:

•	Retail operational experience

•	Shareholder perspectives

•	Off-price and closeout experience

•	Merchandising experience and

•	Ecommerce experience

The Time for Change is Now

We believe last week’s earnings disappointment announcing below consensus guidance and the cancelation of an investor day are clear signs that the Company is at a critical juncture and in need of an immediate infusion of fresh perspectives on the Board. We believe new independent directors, operating with a sense of urgency to properly allocate capital and improve operating performance, can create a tremendous amount of value for all shareholders. Our Nominees offer a collection of high caliber talent with the appropriate experience to address the issues confounding Big Lots today.

The Investor Group has recruited a world-class team of retail industry experts with business acumen and successful track records in turnaround situations which we believe will move Big Lots toward prosperity (please see Nominee Biographies at the end of the letter).

Our Nominees are committed to evaluating all strategies to turnaround Big Lots, including the following:

-	Reinvigorate the Top Line. We believe the Company should return to its close-out and extreme value roots, restore the “treasure hunt” appeal the stores once had for customers and highlight value in the stores through a more effective in-store presentation. We believe the Company should revisit opportunities in the reduced or exited categories. The Board should oversee net new store growth while ensuring capital expenditures for new stores and remodels will drive significantly higher returns than the Company is presently experiencing.

-	Monetize $1 Billion of Real Estate Assets. The Investor Group is aware of at least one nationally recognized real estate private equity firm willing to undertake a sale leaseback transaction valued at over $1 billion. The capitalization rate of that transaction would now likely cost less than the Company’s current 7%+ dividend yield. Further, it is important to acknowledge that this transaction is not adding debt. A sale leaseback transaction is akin to selling a non-core asset. In this case, a $1 billion transaction would represent a valuation of approximately 15x EBTIDA or 25x on an after-tax cash basis, after taking into account the 7%+ dividend yield of the shares to be retired. In addition, proceeds from a sales leaseback transaction could be used to repurchase stock to reduce the total dividend outlay. Even if the Company used half of the sales leaseback proceeds to repurchase stock, the dividend outlay reduction would likely be almost a 50% reduction in any incremental lease expense. In other words, we believe the sales leaseback transaction would be a home-run for the Company’s long-suffering shareholders, while also increasing the Company’s operating and financial flexibility in a rapidly evolving retail landscape.

-	Grow Operating Income. Through a combination of cost reduction, gross margin expansion and expense leverage the Investor Group believes margins can recapture at least the 220bps that have been lost in the last three years.

-	Cash Flow Generation. Through disciplined capital allocation, increasing inventory turns and working capital management, we believe we can return the Company to a point where cash flow generation will eclipse operating income.

While we acknowledge that capital allocation alone will not be sufficient to create meaningful, sustainable, long-term shareholder value, we recognize that shareholders need directors that understand the retail landscape and can bring urgent focus to developing a comprehensive strategy to increase profitability.

The Investor Group believes there is tremendous potential in Big Lots business, however, we also believe decisive action must be taken now to refresh the Board with directors who have relevant experience, a sense of urgency and the appropriate skill sets to address the Company’s issues. By doing this we believe we can unlock significant value through effective capital allocation, monetizing the Company’s real estate and developing a comprehensive strategy to increase margins and top line growth. The Investor Group believes that with a sizable share repurchase of the Company’s outstanding shares, Big Lots could earn over $6 per share and have a debt free balance sheet. Further improvement in operating performance will result in earnings per share that are materially higher than the $6.

We look forward to engaging with the Board to ensure the Board is composed of the most highly qualified directors and communicating to our fellow shareholders more detailed plans to move Big Lots in the right direction.

Jonathan Duskin	Fred DiSanto
Macellum Advisors GP, LLC	Chief Executive Officer and Executive Chairman
Managing Member	Ancora Advisors LLC

Our Nominees are:

•	Theresa R. Backes, age 62, is currently a private investor after having most recently served as the Chief Operating Officer and Managing Director of IPP (Independent Pet Partners), LLC, which operates nearly 250 independent Premium and Natural Pet Wellness Centers across the United States, from August 2017 to August 2019. From November 2015 until August 2017, Ms. Backes served as Chief Operating Officer of Kriser’s Natural Pet, a retailer of natural pet food. From October 2007 until January 2014, Ms. Backes worked at Francesca’s Holdings Corporation, a U.S. women’s specialty value retailer, initially serving as Chief Operating Officer and later becoming President and Chief Operating Officer in January 2013. From 2004 until 2007, Ms. Backes served as the Vice President, Operations and Services at David’s Bridal. She also served in senior operations positions at Gap, Inc. (Sr. Director Operations – Banana Republic) and Gymboree (SVP Stores and Operations) for Gymboree Retail and Play Centers. Ms. Backes holds a BFA in Design from Arizona State University.

•	Suzanne Biszantz, age 49, has served as the Global President and Chief Executive officer at Joe’s Jeans, BCBG and Herve Leger, divisions of Centric Brands Inc. (NASDAQ: CTRC), a leading lifestyle brands collective, since December 2015. Previously, Ms. Biszantz served as Chief Executive Officer at La Perla North America, an upscale boutique designing high-fashion lingerie, loungewear, and sleepwear, from May 2008 to November 2015. Prior to that, Ms. Biszantz served in multiple roles for the Greg Norman Collection, a leading worldwide marketer of golf-inspired sportswear and a former division of Adidas/Reebok, including as the President and Chief Executive Officer from November 2001 to February 2008 and the General Manager, Vice President Sales, Merchandising and Planning from June 2001 to November 2001. Ms. Biszantz holds a B.A. in Media Arts from the University of Arizona, including minors in Communications and Political Science.

•	Andrew C. Clarke, age 49, has served on the board of directors of Element Fleet Management Corp (TSX: EFN), a fleet management services company, since June 2018. Mr. Clarke served as Chief Financial Officer of C.H. Robinson, Inc. (NASDAQ: CHRW), one of the world’s largest third party logistics and supply chain management providers, from June 2015 to March 2019. Previously, Mr. Clarke served as Chief Executive Officer and President at Panther Expedited Services, Inc. (“Panther Expedited”) (n/k/a Panther Premium Logistics), a wholly owned subsidiary of ArcBest Corporation (NASDAQ: ARCB), a logistics provider with expertise in ground expedite, air freight, international air and ocean freight and air charter, from July 2006 to February 2013. Prior to that, Mr. Clarke served as Chief Financial Officer, Senior Vice President and Treasurer at Forward Air Corporation (“Forward Air”) (NASDAQ: FWRD), a leading provider of ground transportation and related logistics services to the North American air freight and expedited LTL market, from 2001 to 2006. Mr. Clarke has served on the board of directors of Direct ChassisLink Inc., a private company providing marine and domestic chassis and asset management services to the North American intermodal industry, since June 2019 and Rock-it Cargo USA LLC, a private company providing specialty freight forwarding and logistics services for clients in various entertainment industries, since November 2019. Previously, Mr. Clarke served on the boards of directors of Blount International, Inc. (formerly NYSE:BLT), a manufacturer of equipment, accessories and replacement parts for the global forestry, garden and construction industries, from April 2010 until it was acquired in April 2016, Pacer International, Inc. (formerly NASDAQ: PACR), one of the largest truck brokerage and intermodal marketing companies, from 2005 to 2009, Forward Air, from 2001 to 2006 and Panther Expedited, from 2006 to 2012. Mr. Clarke holds a B.S. from Washington University in St. Louis and an M.B.A. from the University of Chicago Booth School of Business.

•	Lynne Coté, age 54, has served as President and Chief Executive Officer at Princess House, a cookware and home accessories provider, since January 2020. Previously, Ms. Coté served as Chief Executive Officer of Cabi, a women’s fashion and clothing collection, from July 2013 to August 2019. Prior to that, Ms. Coté served as Chief Executive Officer and Chief Marketing Officer at Tribal Sportswear, a chic and casual women’s fashion boutique, from June 2009 to June 2013. Before that, Ms. Coté served in a variety of roles at Jones Apparel Group (formerly NYSE: JNY) (n/k/a Nine West Holdings), a designer, marketer and wholesaler of branded clothing, shoes and accessories, from 1998 to 2007, including most recently as Chief Executive Officer, Wholesale Bridge, Better & Moderate Apparel, Suits & Dresses, from 2005 to 2007. Ms. Coté holds a B.A. in Economics and Public Policy from the University of North Carolina at Chapel Hill.

•	Jonathan Duskin, age 52, has served as Chief Executive Officer of Macellum Capital Management, LLC, since July of 2009. From January 2005 to February 2008, Mr. Duskin served as a Managing Director and Partner at Prentice Capital Management, LP, an investment management firm. From March 2002 to January 2005, Mr. Duskin was a Managing Director at S.A.C. Capital Associates LLC, a New York-based hedge fund. From January 1998 to January 2002, Mr. Duskin was a Managing Director at Lehman Brothers Inc., an investment bank, and served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin has served on the board of directors of Citi Trends, Inc. (NASDAQ: CTRN), a retail clothing chain selling discounted products targeted primarily at urban customers, since May 2017, and Christopher & Banks Corporation (OTC: CBKC), a retail company, since June 2016. Mr. Duskin previously served on the boards of directors several private and public companies including The Wet Seal, Inc., Whitehall Jewelers, Inc. and Furniture.com Inc. Mr. Duskin holds a B.A. in Finance and Economics from the University of Massachusetts at Amherst.

•	Steven S. Fishman, age 69, currently serves as President of SSF Resources, Inc., a retail consulting and investment services company, since May 2013. From May 2013 to May 2016, Mr. Fishman served as a consultant to Big Lots, Inc. (NYSE: BIG), a discount retail operator, after having served as its Chairman, Chief Executive Officer and President from July 2005 until May 2013. Prior to that, Mr. Fishman served as Chairman, Chief Executive Officer and Chief Restructuring Officer at Rhodes Furniture, a retail furniture company, from July 2004 to June 2005, after having served as a member of the board of directors from 1999 to 2004. From September 2001 to December 2002, Mr. Fishman served as Chairman, Chief Executive Officer and Chief Restructuring Officer of Frank’s Nursery & Crafts, Inc., a lawn and garden specialty retailer. Prior to that, Mr. Fishman served as Chairman and Chief Executive Officer for Pamida Holdings Corporation (formerly ASE: PAM) (“Pamida”), a discount general merchandise chain, from 1993 until it was acquired by ShopKo in 1999. Prior to Pamida, Mr. Fishman held several senior executive merchandising positions within Federated Department Stores, Inc. and the May Company (which have since been combined and are n/k/a Macy’s Inc.). Previously, Mr. Fishman served on the board of The Columbus Partnership and was formerly a member of the Board of Trustees of Columbia College. Since September 2012, he serves as the Vice Chairman of the Steven and Barbara Fishman Center for Entrepreneurship. Mr. Fishman earned his B.B.A. focused in Personal Management from Columbia College.

•	Aaron Goldstein, age 37, has served as a Partner and Portfolio Manager at Macellum Capital since April 2014. Prior to that, Mr. Goldstein served as an Analyst at Millennium Management LLC, a New York-based pooled investment fund, from March 2013 to May 2013. Previously, he served as an Analyst at Scopus Asset Management, L.P., a hedge fund, from June 2012 to February 2013. Before that, Mr. Goldstein served as a Vice President at JPMorgan Chase & Co. (NYSE: JPM), an American multinational investment bank and financial services holding company, from March 2008 to June 2012. From May 2005 to March 2008, Mr. Goldstein served as an Analyst at the Bear Stearns Companies, Inc. (formerly NYSE: BSC), a global investment bank, securities trading and brokerage firm. Earlier in his career, he served as a consultant to Telsey Advisory Group LLC, a research, trading, banking and consulting brokerage firm focused on the consumer sector. Mr. Goldstein earned his Bachelor of Arts in economics from Trinity College.

•	Jeremy I. Liebowitz, age 50, has served as a Founder of Alchemy-Rx, a strategy, marketing and eCommerce agency, since October 2018. Prior to that, he held a series of executive positions at Newell Brands Inc. (NASDAQ: NWL), a worldwide marketer of consumer and commercial products with a portfolio of brands, where he eventually became the division CEO of Global eCommerce, from June 2013 to June 2018. Mr. Liebowitz was the Vice President of Digital Commerce & Marketing of Jarden Corporation, a consumer products company, from November 2007 to April 2013. From April 2006 to August 2007, Mr. Liebowitz was a Director of Customer Marketing at L Brands, Inc. (NYSE: LB), a fashion retailer. He was Assistant Vice President of eCommerce and Direct Marketing at TracFone Wireless, Inc., a prepaid mobile virtual network operator, from February 2004 to April 2006. He was a consultant in consumer marketing/ eCommerce from January 2002 to February 2004. He was the Vice President of Marketing at Gerald Stevens, Inc., and a Senior Manager of Marketing at 1800flowers.com (NASDAQ: FLWS), from January 1999 to 2002 and August 1995 to December 1998, respectively. Mr. Liebowitz received his B.A. from the University of Southern California.

•	Cynthia S. Murray (Cinny), age 62, is the Founder and has served as Chief Executive Officer of Stanmore Partners, a senior leadership consultant to CEOs, private equity firms, and start-ups, since July 2018. From January 2017 to July 2018, she was the President of Full Beauty Brands, a plus size women’s and men’s apparel and home goods holding company. Prior to that, she was the President of Chico’s Brand, FAS, Inc. (NYSE: CHS), a women’s clothing chain, from February 2009 to September 2016. From 2004 to 2009, Ms. Murray served as the Executive Vice President and Chief Merchandise Officer of Stage Stores, Inc., a department store specializing in retail brand names in apparel, home, fragrance and shoes. She was also the Senior Vice President of Merchandising at Talbots, Inc., a specialty retailer for women’s apparel, from 1998 to 2004. Ms. Murray was also the Vice President of Saks Off Fifth, an off-price division of Saks Fifth Avenue, responsible for all women’s apparel, from 1997 to 2009. Ms. Murray served on the Board of Directors of Francesca’s Collections, a specialty retailer offering women’s apparel, jewelry, shoes accessories and gift items, from 2008 to 2009. She holds a B.S. in Business from the Florida State University.

About Macellum

Macellum Advisors GP, LLC, together with its affiliates (collectively, “Macellum”) have substantial experience investing in consumer and retail companies and assisting such companies in improving their long-term financial and stock price performance. Macellum’s historical investments include: Collective Brands, GIII Apparel Group, Hot Topic, Charming Shoppes and Warnaco, among other companies. Macellum prefers to constructively engage with management to improve its governance and performance for the benefit of all stockholders, as we did with Perry Ellis. However, when management is entrenched, Macellum has run successful proxy contests to effectuate meaningful change, including at The Children's Place Inc., Christopher & Banks Corporation, Citi Trends, Inc. and most recently at Bed Bath and Beyond Inc.

About Ancora Advisors

Ancora Holdings, Inc. is an employee owned, Cleveland, Ohio based holding company which wholly owns three separate and distinct SEC Registered Investment Advisers, Ancora Advisors, Inc., Ancora Family Wealth Advisors, LLC and Ancora Retirement Plan Advisors, Inc. and Inverness Securities LLC, a broker dealer. Ancora Advisors LLC specializes in customized portfolio management for individual investors, high net worth investors, investment companies (mutual funds), pooled investments (hedge funds/investment limited partnerships), and institutions such as pension/profit sharing plans, corporations, charitable & “Not-for Profit” organizations, and unions. Ancora Family Wealth Advisors, LLC is a leading, regional investment and wealth advisor managing assets on behalf families and high net-worth individuals. Ancora Retirement Plan Advisors, Inc. specializes in providing non-discretionary investment guidance for small and midsize employer sponsored retirement plans.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Macellum Advisors GP, LLC, a Delaware limited liability company (“Macellum GP”) and Ancora Advisors, LLC, a Delaware limited liability company (“Ancora Advisors”) together with the participants named herein, intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of their slate of nine highly qualified director nominees at the 2020 annual meeting of shareholders of Big Lots, Inc., an Ohio corporation (the “Company”).

MACELLUM GP AND ANCORA ADVISORS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT http://www.sec.gov. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are Macellum GP, Macellum Opportunity Fund LP, a Delaware limited partnership (“Macellum Opportunity”), Macellum Management, LP, a Delaware limited partnership (“Macellum Management”), Jonathan Duskin, Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”), Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), Ancora Merlin Institutional LP, a Delaware limited partnership (“Ancora Merlin Institutional”), Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV I”), Ancora Catalyst SPV I SPC Ltd, a Cayman Islands segregated portfolio company (“Ancora SPV I Ltd”), Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), Frederick DiSanto, Theresa R. Backes, Suzanne Biszantz, Andrew C. Clarke, Lynne Coté, Steven S. Fishman, Aaron Goldstein, Jeremy I. Liebowitz and Cynthia S. Murray.

As of the date of this press release, Macellum Opportunity directly beneficially owns 1,103,112 shares of common stock of the Company (“Common Stock”), including 250,000 shares underlying long call options and 1,000 shares held in record name. As the investment manager of Macellum Opportunity, Macellum Management may be deemed to beneficially own the 1,103,112 shares of Common Stock beneficially owned directly by Macellum Opportunity, including 250,000 shares underlying long call options. As the general partner of Macellum Opportunity and Macellum Management, Macellum GP may be deemed to beneficially own the 1,103,112 shares of Common Stock beneficially owned directly by Macellum Opportunity, including 250,000 shares underlying long call options. As the sole member of Macellum GP, Mr. Duskin may be deemed to beneficially own the 1,103,112 shares of Common Stock beneficially owned directly by Macellum Opportunity, including 250,000 shares underlying long call options. Ancora Catalyst Institutional directly beneficially owns 815,511 shares of Common Stock, including 177,600 shares underlying long call options and 1,000 shares held in record name, Ancora Catalyst directly beneficially owns 61,268 shares of Common Stock, including 12,800 shares underlying long call options, Ancora Merlin Institutional directly beneficially owns 924,914 shares of Common Stock, including 221,600 shares underlying long call options, Ancora Merlin directly beneficially owns 91,754 shares of Common Stock, including 22,000 shares underlying long call options, Ancora SPV 1 directly beneficially owns 712,156 shares of Common Stock, including 162,400 shares underlying long call options and Ancora SPV I Ltd directly beneficially owns 606,740 shares of Common Stock, including 153,600 shares underlying long call options. As the investment advisor to each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin Institutional, Ancora Merlin, Ancora SPV I and Ancora SPV I Ltd, Ancora Advisors may be deemed to beneficially own the 815,511 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 177,600 shares underlying long call options, 61,268 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 12,800 shares underlying long call options, 924,914 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, including 221,600 shares underlying long call options, 91,754 shares of Common Stock beneficially owned directly by Ancora Merlin, including 22,000 shares underlying long call options, 712,156 shares of Common Stock beneficially owned directly by Ancora SPV I, including 162,400 shares underlying long call options, and 606,740 shares of Common Stock beneficially owned directly by Ancora SPV I Ltd, including 153,600 shares underlying long call options. As the Chairman and Chief Executive Officer of Ancora Advisors, Mr. DiSanto may be deemed to beneficially own the 815,511 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 177,600 shares underlying long call options, 61,268 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 12,800 shares underlying long call options, 924,914 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, including 221,600 shares underlying long call options, 91,754 shares of Common Stock beneficially owned directly by Ancora Merlin, including 22,000 shares underlying long call options, 712,156 shares of Common Stock beneficially owned directly by Ancora SPV I, including 162,400 shares underlying long call options, and 606,740 shares of Common Stock beneficially owned directly by Ancora SPV I Ltd, including 153,600 shares underlying long call options. As of the date hereof, none of Theresa R. Backes, Suzanne Biszantz, Andrew C. Clarke, Lynne Coté, Steven S. Fishman, Aaron Goldstein, Jeremy I. Liebowitz or Cynthia S. Murray own beneficially or of record any securities of the Company.

Investor contact:

Jonathan Duskin

Macellum Management, LP

(212) 956-3008

Jduskin@macellumcap.com

John Ferguson

Saratoga Proxy Consulting LLC

(212) 257-1311

Info@saratogaproxy.com

Source:

Macellum Advisors GP, LLC and Ancora Advisors, LLC